EXHIBIT 21
                                                                    ----------

News Release
C-98042

                          Micron Technology to Purchase
                       Memory Business of Texas Instruments

     Boise, Idaho/Dallas, Texas, (June 18, 1998) -- Micron Technology, Inc., (NYSE: MU) and Texas Instruments Incorporated (NYSE: TXN) announced today a definitive agreement for Micron to purchase the assets of TI's semiconductor memory business for a combination of common stock and assumption of debt totaling approximately $800 million (at Micron's current stock price). The transaction includes the purchase of substantially all of TI's memory assets, as well as TI's shares in its two DRAM manufacturing joint ventures.

     This transaction strengthens the strategic roadmap of each company. Micron expands its leadership in the memory market and its international presence, while TI solidifies its position as a company focused on digital signal processing and analog semiconductors.

     Under the terms of the agreement, upon closing TI will receive approximately 28.9 million shares of Micron common stock, $740 million principal amount of seven-year, 6.5 percent notes convertible into an additional 12 million shares of Micron common stock, and a $210 million principal amount, seven year, 6.5 percent subordinated note. The market value of these notes is expected to be substantially less than their face amount. Micron also will assume approximately $190 million of government-sponsored debt associated with TI's Italian memory operations.

     In addition to TI's memory assets, Micron will receive $750 million in financing from TI to facilitate the deployment of Micron's technology throughout the business. Micron and TI have also agreed upon a 10-year royalty-free semiconductor patent cross-license agreement, to begin January 1, 1999. TI will retain ownership of its related patents.

     TI currently operates three wholly owned manufacturing facilities that are included in the transaction: a wafer fabrication facility in Avezzano, Italy; a wafer fabrication facility in Richardson, Texas (formerly known as TwinStar); and an assembly/test facility in Singapore. Also included in the transaction is TI's interest in two joint ventures: TECH Semiconductor Singapore, owned by TI, Hewlett-Packard, Canon, and the Singapore Economic Development Board; and KTI Semiconductor in Japan owned by TI and Kobe Steel. TI currently owns an approximate 25 percent interest in each joint venture and has rights to 100 percent of the production of each joint venture. Micron expects to offer positions to most of the TI memory employees.

     "This strategic acquisition will enhance Micron's position as the most cost-effective memory producer in the world, by leveraging our leading-edge technology into existing fabs without significantly increasing R&D, administrative and operating costs," said Steve Appleton, chairman, CEO and president of Micron. "The additional global capabilities, including participation in a unique joint-venture manufacturing strategy, positions Micron to take advantage of future markets."

     Thomas J. Engibous, TI chairman, CEO and president, said: "Several years ago, TI set a course to become a company focused on its leadership position in digital signal processing solutions. With this latest transaction, TI truly becomes a DSP solutions company, and we do so under an innovative agreement that positions TI to benefit from an upturn in the memory market."

     The transaction is subject to several contingencies, including satisfactory completion of due diligence, completion of appropriate agreements with various third parties (including relevant government authorities), as well as customary regulatory approvals (including Hart-Scott-Rodino and European Union antitrust reviews). The transaction is expected to close in the second half of this year.

     In conjunction with the transaction, TI will close its Richardson, Texas, memory manufacturing operation, with Micron retaining the facility for future capacity, pending a market upturn.

     Separately, TI today announced a worldwide restructuring program. Over the past several years, TI has transformed itself from a multi-business corporation to a semiconductor company focused on digital signal processing solutions. In doing so, TI has divested 12 businesses. As a result of these divestitures, the pending sale of the memory business and weakness in the current semiconductor market environment, TI will implement a worldwide restructuring program to more closely match the size and cost of its support functions with the company's overall size, and further combine manufacturing resources for more efficient operations. The plan will include the elimination of approximately 3,500 jobs around the world over the next few months through voluntary programs, attrition, outsourcing and layoffs, as well as the closing of several facilities. When fully implemented, the ongoing pretax savings from the restructuring is expected to be about $270 million annually, which essentially offsets the fixed and allocated costs of the memory business that are not absorbed by Micron.

     TI expects to take a material charge for the restructuring in the second quarter of 1998. In connection with the sale of the memory business, TI could recognize a material loss when the transaction closes, based on the current price of Micron common stock.

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NOTE TO EDITORS:
     Micron Technology, Inc., and its subsidiaries manufacture and market DRAMs, very fast SRAMs, Flash, other semiconductor components, memory modules, personal computer systems, and high-performance RFID products. Micron's common stock is traded on the New York Stock Exchange (NYSE) under the symbol MU. To learn more about Micron Technology, Inc., visit its Web site at www.micron.com.

     Texas Instruments Incorporated is a global semiconductor company and the world's leading designer and supplier of digital signal processing solutions, the engines driving the digitization of electronics. Headquartered in Dallas, Texas, the company's businesses also include materials and controls, educational and productivity solutions, and digital imaging. The company has manufacturing or sales operations in more than 25 countries.

     Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at http://www.ti.com.